EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

MAGAL TO EXPAND RAMAT HA’SHARON’S SAFE CITY AND SMART CITY SOLUTION

YAHUD, Israel – Jan. 9th, 2014 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that the municipality of Ramat Ha’sharon in Israel decided to expand the integrated safe city solution previously provided by Magal and upgrade its communications infrastructure to support the use of additional applications.

During 2013, Magal supplied an integrated solution for a safe city project in Ramat Ha’sharon which includes a round-the-clock manned primary control center, a backup control room, dozens of cameras, the number of which are expected to increase significantly in the future, free public wireless access points, public address systems and panic buttons for kindergartens and public areas. During 2014, Magal will extend the municipality’s fiber optic network to cover 80% of the municipality and expand the safe-city applications for routine and emergency uses and to improve the quality of life in Ramat Ha’sharon.

Amos Magoz, Director of the Command and Control Center, noted: "The command and control center has become a pilgrimage site for delegations from around the world interested in building similar solutions to protect the citizens of their cities. They are very eager to learn how to drive the most out of technology to improve local security and citizen welfare.”

Perach Melec , CEO of the Ramat Ha’sharon municipality , noted: "The Ramat Ha’sharon municipality assigned the CTO of the municipal’s computer system, Zachi Shalom, as head of the project. This is due to our paradigm that the technological infrastructure for the safe-city should serve as a driver for developing additional services for our citzens."

Melec also noted that, "The concept that we have developed, guided by the Mayor, Yitzhak Rochberger, sees a solid communications infrastructure as a cornerstone for added-value services in both routine and crisis situations. In fact, over four thousand participants have already made use of the free Internet services at the last City Carnival and we successfully dealt with over 500 simultaneous users at a peak time.”

Eitan Livneh, President and CEO of Magal S3, commented: “We are proud to be the main contractor in this visionary project. We perceive the safe city application as part of a holistic paradigm to improve the quality of life in cities. Magal has extensive experience in implementing projects in cities and critical sites and it is natural for us to expand our solutions into adjacent areas.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com